VOTING RESULTS REPORT

Pursuant to Section 11.3 of National Instrument 51-102

OF

CUSAC GOLD MINES LTD.

(the "Company")

The  Company  reports  that  the  following  matter  was  voted  upon  by  the  Debenture  holders   of   the   Company   at   the   special   meeting   of   Debenture   holders   of   the  Company held on March 14, 2008 (the “Meeting”):

1.

A  special  resolution  approving  and  adopting  a  statutory  Plan  of  Arrangement  under Section 288 of the British Columbia Business Corporation Act among the  Company and its security holders and Hawthorne Gold Corp.

Votes For (% of votes)	Votes Against (% of votes)
88.58%	Nil